Exhibit 12.1

Expedia, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	Six Months Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
	(in thousands, except ratios)
Earnings:
Income (loss) from continuing operations before income taxes	$(178,081)	$925,962	$464,641	$300,693	$350,057	$402,072
Fixed charges	106,671	155,036	122,128	108,388	105,215	144,051

Total earnings available for fixed charges	$(71,410)	$1,080,998	$586,769	$409,081	$455,272	$546,123

Fixed Charges:
Interest expense(1)	$86,899	$126,195	$98,089	$87,358	$87,788	$125,591
Interest capitalized during the period	1,331	1,701	—	—	—	—
Estimate of interest within rental expense(2)	18,441	27,140	24,039	21,030	17,427	18,460

Total fixed charges	$106,671	$155,036	$122,128	$108,388	$105,215	$144,051

Ratio of earnings to fixed charges	N/A (3)	6.97x	4.80x	3.77x	4.33x	3.79.x

(1)	Interest expense for the year ended December 2011 includes amounts within discontinued operations.
(2)	Assumes the interest component of rental expense is approximately one-fourth for all periods presented based on an analysis of net present values.
(3)	The earnings to fixed charges ratio is negative because of the loss. The total dollar amount of the deficiency is $178 million.